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     MASNET No. 46 OF 31.08.2000
     Announcement No. 46


        CHARTERED SEMICONDUCTOR MANUFACTURING LTD

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     NOTICE OF CHANGES IN SUBSIDIARY COMPANY DIRECTOR'S INTERESTS

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
NAME OF DIRECTOR:                                   Chia Song Hwee

DATE OF NOTICE TO COMPANY:                          31/08/2000

DATE OF CHANGE OF INTEREST:                         29/08/2000

NAME OF REGISTERED HOLDER:                          CDP - Chia Song Hwee

CIRCUMSTANCE GIVING RISE TO THE CHANGE:             Sales in open market at own discretion


SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                        20,000
% OF ISSUED SHARE CAPITAL:                          0.0014

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING         S$15.00 per share
BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:

NO. OF SHARES HELD BEFORE CHANGE:                   45,747
% OF ISSUED SHARE CAPITAL:                          0.0033

NO. OF SHARES HELD AFTER CHANGE:                    25,747
% OF ISSUED SHARE CAPITAL:                          0.0019

     HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                                   DEEMED       Direct
NO. OF SHARES HELD BEFORE CHANGE:                                    0          45,747
% OF ISSUED SHARE CAPITAL:                                           0          0.0033

NO. OF SHARES HELD AFTER CHANGE:                                     0          25,747
% OF ISSUED SHARE CAPITAL:                                           0          0.0019

TOTAL SHARES:                                                        0          25,747

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     Mr Chia Song Hwee is a director of Chartered Silicon Partners Pte Ltd, a subsidiary of Chartered Semiconductor Manufacturing Ltd.

Submitted by Nancy Tan See Sin, Joint Company Secretary on 31/08/2000 to the SGX